FORM 4             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                                                    OMB APPROVAL
|X| Check this box if no                                   OMB Number: 3235-0287
    longer                                          Expires:  September 30, 1998
    subject to Section                                  Estimated average burden
    16. Form 4                                      hours per response.......0.5
    or Form 5 obligations
    may continue.  See
    Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*
     (Last)               (First)           (Middle)
     STRUCK               WILFRIED              J.

     P.O. BOX 42           (Street)

     (City)                (State)           (Zip)
     RED LODGE                MT             59068

2.   Issuer Name and Ticker or Trading Symbol
     IDAHO CONSOLIDATED METALS CORP.

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     2/28/2002

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |_| Director        |_| 10% Owner         |X| Officer (give title below)
     |_| Other (specify below)

     CHIEF OPERATING OFFICER

7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|    Form filed by One Reporting Person
     |_|    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of         2. Trans-        3. Trans-         4. Securities       5. Amount of           6. Owner-           7.  Nature
    Security            action           action            Acquired (A)        Securities             ship                 of In-
    (Instr. 3)          (Month/          Code #            or Disposed         Beneficially           Form:                direct
                        Day/             (Instr. 8)        of (D) (Instr.      Owned at End           Direct               Bene-
                        Year)                              3, 4 and 5)         of Issuer's            (D) or               ficial
                                                                               Fiscal Year            Indirect             Owner-
                                                                               (Instr. 3 and 4)       (I)(Instr. 4)        ship
                                                                                                                           (Instr.4)
                                                        ------  ---    -----
                                                        Amount  (A)or  Price
                                                                (D)
--------------      --------------    --------------    ------  ---   ------  -----------------     ----------------     -----------
COMMON                 2/07/02             P            22,676   A    C$0.35       163,245                  D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).
                                                                          (Over)
                                                                 SEC 1474 (7/96)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-  3. Trans-  4. Transac-  5. Number of Deriv-    6. Date Exer-       7. Title and Amount of
   Security                  sion or     action     tion Code    ative Securities       cisable and Ex-     Underlying
   (Instr. 3)                Exercise    Date       (Instr.      Acquired (A) or        piration Date       Securities
                             Price of               8)           Disposed of (D)        (Month/Day/         (Instr. 3 and 4)
                             Deriv-     (Month/                  (Instr. 3, 4 and 5)    Year)
                             ative      Day/
                             Security   Year)                   ------    -------      ------    ------       ------     --------
                                                                 (A)         (D)        Date     Expira-      Title      Amount
                                                                                        Exer-    tion                    or
                                                                                        cisable  Date                    Number
                                                                                                                         of Shares
-----------------------    ---------   ---------  ------------ ------    --------      --------  -------      -------    --------
STOCK OPTION (RIGHT TO BUY)   C$0.37                                                    5/12/99  4/07/04      COMMON       50,000
STOCK OPTION (RIGHT TO BUY)   C$0.30                                                    1/14/00  1/14/05      COMMON      325,000
STOCK OPTION (RIGHT TO BUY)   C$0.38                                                    1/26/01  1/09/06      COMMON      100,000
STOCK OPTION (RIGHT TO BUY)   C$0.38                                                    9/05/01  9/05/06      COMMON       50,000
WARRANT (RIGHT TO BUY)        C$0.70     2/07/02        P      11,338                   2/07/02  2/07/03      COMMON       11,338
1. Title of Derivative   8. Price  9. Number     10. Owner-   11. Na-
   Security                 of        of Deriv-      ship         ture
   (Instr. 3)               Deriv-    ative          of           of In-
                            ative     Secur-         Deriv-       direct
                            Secur-    ities          ative        Bene-
                             ity       Bene           Security:    ficial
                            (Instr.   ficially       Direct       Own-
                            5)        Owned          (D) or       ership
                                      at End         Indirect     (Instr. 4)
                                      of Year        (I)
                                      (Instr. 4)     (Instr. 4)
-----------------------     --------  ----------     ----------   ----------
STOCK OPTION (RIGHT TO BUY)   C$0.37      50,000         D
STOCK OPTION (RIGHT TO BUY)   C$0.30     325,000         D
STOCK OPTION (RIGHT TO BUY)   C$0.38     100,000         D
STOCK OPTION (RIGHT TO BUY)   C$0.38      50,000         D
WARRANT (RIGHT TO BUY)        C$0.70      11,338         D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

            /S/ WILFRIED STRUCK                          4 MARCH 2002
             -----------------------------------         ------------
             **Signature of Reporting Person                Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                                                                 SEC 1474 (7-96)